EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                    June 1, 2005

SECURITIES AUTHORITY                                    TEL AVIV STOCK EXCHANGE
www.isa.gov.il                                          www.tase.co.il


              IMMEDIATE REPORT OF AN EVENT OR MATTER DEVIATING FROM
                    THE COMPANY'S REGULAR COURSE OF BUSINESS

             Subject of the Event: Reservations Regarding Insurance

As was previously reported, petitions have been filed, against the bank and its directors and officers, in October 2002, to certify a class action in the amount of NIS 20 million (alternately, NIS 14 million) and in March 2003, to certify a derivative action in the amount of NIS 409.5 million.

At the time, the bank advised the insurers of the Directors and Officers Indemnity policy as to the filing of these actions.

The bank has now been advised by the insurers that they have reservations as to the validity of the insurance coverage for these actions and that they reserve their rights in this matter.

The bank categorically rejects these reservations and intends to act to exhaust its rights against the insurers.

The date and time when the Company was first made aware of the event or matter:
June 1, 2005 at 1:30 P.M.